Exhibit 100.1

Asia Pacific Telecom Co. Ltd Uncovers Insight into Customer Journey
With NICE Nexidia Analytics

Innovative technology creates a new understanding of customer journey in order to improve customer experience

Hoboken, N.J., January 30, 2020 – NICE (Nasdaq: NICE) today announced Asia Pacific Telecom Co. Ltd. (APTG) has implemented NICE Nexidia Analytics to improve customer satisfaction. Seeking a solution that would improve efficiency and determine the root cause for repeat calls, APTG chose NICE Nexidia Analytics, the industry leader in interaction analytics, to uncover valuable insights to enhance the customer experience journey. Through the use of NICE Nexidia, customer satisfaction is at an all-time high of 90 percent, a 3 percentage point increase from 87 percent. A contributing factor to this is APTG’s use of Nexidia Analytics powered Quality CentralTM, which helps them to perform targeted evaluations on important customer satisfaction (CSAT) drivers. The initial results demonstrated a 33 percent increase in the average evaluations performed on analytics-targeted calls.

APTG provides telecommunication services to personal and business users primarily in Taiwan. Its services include broadband fixed line, broadband mobile communication and broadband Internet services. The company was founded in 2000 and is based in Taipei, Taiwan. Their objective is to bring their customers best in class products and services through service innovation and cutting-edge technology.

“As the winner of the Best Customer Service Innovation Team Award by the Taiwan Contact Center Development Association, Asia Pacific Telecom Co. is at the forefront of providing excellence in customer service,” said Darren Rushworth, President of NICE APAC. “We are happy to expand our relationship with Asia Pacific Telecom Co. by adding NICE Nexidia Analytics to provide their employees with the tools to improve their customer service further.”

NICE Nexidia’s industry-leading interaction analytics programs uncover insights into far-reaching areas of the customer journey, including issues in the interactive voice response. By combining insights from customers’ unstructured interactions in the contact center with insight into their individual and combined customer journeys, businesses are able to benefit from these outcomes based on information they have never previously been able to learn from their data. To learn more about NICE Nexidia Analytics, click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.